                                   EXHIBIT 12

                            THOMAS & BETTS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Thousands of Dollars)

                         Six Months
                         Ended                  For the Years Ended
                         July 2,   Jan. 1,  Jan. 2,          December 31,
                          1995      1995     1994      1992      1991     1990
Earnings from
 continuing operations
 before income taxes     $53,562   $   494  $59,942   $52,983  $55,465   $56,122

Add:
 Interest on
  indebtedness            13,469    26,852   30,247    33,405   12,752    12,998
 Amortization of
   debt expense              679     1,133    1,062     2,538      -         -

 Portion of rents
   representative of
   the interest factor     3,730     7,377    7,011     6,515    3,816     3,826

Deduct:
 Interest capitalized
   during the period         -         -        -         -       (376)     -

 Undistributed earnings
   from less than 50
   percent owned persons    (981)   (1,863)     -         -         -        -

Earnings
 as adjusted             $70,459   $33,993  $98,262   $95,441  $71,657   $72,946

Fixed charges:
 Interest on
  indebtedness            13,469    26,852   30,247    33,405   12,752    12,998

 Amortization of
   debt expense              679     1,133    1,062     2,538      -         -

 Portion of rents
   representative of
   the interest factor     3,730     7,377    7,011     6,515    3,816     3,826

Total fixed charges      $17,878   $35,362  $38,320   $42,458  $16,568   $16,824

Ratio of earnings
 to fixed charges            3.9x      .96x     2.6x      2.2x     4.3x     4.3x

The ratio for the year-ended January 1, 1995 was .96x, inadequate to cover fixed charges by $1.3 million. This was due to a provision for restructuring operations of $79 million provided in the third quarter.